Hylio, Inc.



ANNUAL REPORT

1020 Agnes Road

Richmond, TX 77469

(877) 495-4669

https://www.hyl.io

This Annual Report is dated April 29, 2025.

BUSINESS

Hylio designs, manufactures, and provides innovative UAS (unmanned aerial systems), that automate precision agriculture processes. Using Hylio's technology, farmers & operators can apply crop treatments directly to problem areas, allowing farmers to increase yields while lowering costs and environmental impact. Based in Texas, Hylio is proudly American owned and operated. Hylio's mission is to feed more people, at lower costs with US-made systems.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $241,414.14

Number of Securities Sold: 702,602

Use of proceeds: General expansion of company, increased production and revenue generation.

Date: May 20, 2019

Offering exemption relied upon: Rule 501(a) Regulation D

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,004,160.50

Number of Securities Sold: 308,125

Use of proceeds: Marketing, R&D, Inventory, Operations.

Date: May 10, 2021

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

<p style="text-align:center">MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION</p>

<p style="text-align:center">AND RESULTS OF OPERATION</p>

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Fiscal Year ending December 31, 2024 Revenue was $11,224,957

Revenue for the 2024 Fiscal Year was primarily generated from the sale of UAS products. The revenue increase between 2024and 2023 was approximately 35.35%. In 2023 & 2024, Hylio sold UAS products to a variety of customers, including government entities, large corporations, agribusinesses, individual farms, and distributors/resellers.

Cost of Sales

Hylio's Cost of Sales in 2023 was approximately 56%; in this year, Hylio's primary costs were Cost of Good Sold associated with the sale of UAS products.

Hylio's Cost of Sales in 2024 was approximately 51%%; in this year, Hylio's primary costs were Cost of Good Sold associated with the sale of UAS products.

Gross Margins

Hylio's targeted gross margins in 2023/2024 were approximately 55% when selling direct to the consumer and approximately 40% when selling to dealers/resellers. Hylio's Gross Profit in Gross Profit in 2023 was $3,652,805 and in 2024 was $5,512,512

Expenses

Hylio's Company Expenses consist of sales, marketing, leasing, legal, expenses as well as compensation to employees/contractors.

2023 Operating Expenses were: $3,345,023

2024 Operating Expenses were: $5,157,625

The approximately $1,812,602 increase in operating expenses from 2023 to 2024 arose from increased Sales, Marketing, and General Administrative costs associated with Hylio's growth and expansion.

Historical results and cash flows:

Hylio's historical financial results display rapid revenue growth year over year. Hylio is confident that similarly strong revenue growth trends will continue in the future.

In its earlier years, Hylio primarily utilized cash from loans, angel investors, and founders in order to fund the infrastructure, marketing, and manpower needed for initial commercialization. In 2024, Hylio was able to access significant profits from sale of its UAS products to fund its expansion and growth. Going forward, Hylio will generate cash for growth by both selling equity and by selling its products and services. Hylio will be able to access increasingly large amounts of credit from lending institutions as its sales continue to grow.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $1,499,710.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Stellar Bank - Line of Credit

Amount Owed: $1,499,672.00

Interest Rate: 9.1%

Maturity Date: August 26, 2024

The Company entered into a Line of Credit agreement with Stellar Bank during fiscal year 2022. The credit facility size $500,000. The interest rate is 9.1% per annum with maturity date August 24, 2024. The total outstanding balance as of December 31, 2023 and December 31, 2022 was $305,094 and $250,000, respectively. The entire balance is classified as current.

Creditor: Stellar Bank - 10 Yr Commercial

Amount Owed: $953,674.00

Interest Rate: 9.5%

Maturity Date: March 29, 2034

Creditor: Gulf Coast Economic Development District, Inc.

Amount Owed: $931,060.00

Interest Rate: 4.0%

Maturity Date: February 01, 2034

Creditor: Shareholders Loan - Mike Oda

Amount Owed: $76,513.00

Interest Rate: 0.0%

Maturity Date: January 01, 2036

Creditor: SBA EIDL

Amount Owed: $50,231.00

Interest Rate: 3.75%

Maturity Date: May 25, 2050

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Arthur Erickson

Arthur Erickson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Co-Founder, and Director

Dates of Service: January, 2015 - Present

Responsibilities: Executive management, business and product development, strategy, and scaling. Arthur currently receives a $150,000 salary and holds ~20% equity.

Name: Nikhil Dixit

Nikhil Dixit's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer, Co-Founder, and Director

Dates of Service: January, 2015 - Present

Responsibilities: Technological strategy, product design, managing developers and engineers. Nikhil receives a salary of $150,000 and holds ~20% equity.

Other business experience in the past three years:

Employer: NVIDIA

Title: Sr. Computer Architect

Dates of Service: June, 2017 - September, 2022

Responsibilities: Nikhil developed GPU architecture features for AI and ray-tracing.

Name: Nicholas Nawratil

Nicholas Nawratil's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer, Co-Founder, and Director

Dates of Service: May, 2017 - Present

Responsibilities: Managing manufacturing, fleet operations, support infrastructure, and regulatory compliance. Nicholas receives a salary of $150,000 and holds ~20% equity.

Name: Mike Oda Jr.

Mike Oda Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer, Co-Founder, and Director

Dates of Service: January, 2015 - Present

Responsibilities: Financial management, accounting, financial strategy, sales and marketing strategy. Mike currently receives a salary compensation of $51,000 per year and holds ~20% equity.

Other business experience in the past three years:

Employer: Pacific Arc

Title: President

Dates of Service: August, 2017 - Present

Responsibilities: Management

Other business experience in the past three years:

Employer: PrimeTime Dining

Title: President

Dates of Service: August, 2017 - Present

Responsibilities: Management

Other business experience in the past three years:

Employer: Riverbend RV Park

Title: President

Dates of Service: August, 2017 - Present

Responsibilities: Management

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Arthur Erickson

Amount and nature of Beneficial ownership: 1,924,350

Percent of class: 22.294

Title of class: Common Stock

Stockholder Name: Nikhil Dixit

Amount and nature of Beneficial ownership: 1,924,349

Percent of class: 22.294

Title of class: Common Stock

Stockholder Name: Mike Oda

Amount and nature of Beneficial ownership: 1,924,350

Percent of class: 22.294

Title of class: Common Stock

Stockholder Name: Nick Nawratil

Amount and nature of Beneficial ownership: 1,924,349

Percent of class: 22.294

RELATED PARTY TRANSACTIONS

Name of Entity: Nicholas Nawratil

Relationship to Company: Director

Nature / amount of interest in the transaction: From July 2021, the company issued two promissory notes to one of its owners and officers, Nicholas Nawratil, in the aggregate amount of $ 355,035. The notes bear an interest rate of 2% per annum. The accrued interests, together with the entire principal, shall be due and payable on the tenth anniversary from notes issuance ('Maturity date'), ranging from 2021 through 2031. As of December 31, 2024, and December 31, 2023, the outstanding balance of this note is in the amounts of $215,036 and $265,035. As of December 31, 2024, and December 31, 2023, accrued interest on the notes is in the amount of $21,985 and $15,885, respectively.

Material Terms: As of December 31, 2023, and December 31, 2022 , accrued interest on the notes is in the amount of $15,885.33 and $9,784.63, respectively. The note has been classified as non-current and accrued interest as non-current.

Name of Entity: Elena Oda

Relationship to Company: Family member

Nature / amount of interest in the transaction: The Company entered into a lease agreement for building and land with an immediate family member of Mike Oda, CFO, and therefore a related party. Rental payments made during the years ended December 31, 2024, and 2023 were $266,672 and $97,050, respectively.

Material Terms:

Name of Entity: Mike Oda

Relationship to Company: Family member

Nature / amount of interest in the transaction: The Company entered into a contracted service agreement for certain services with an immediate family member of Mike Oda, CFO, and therefore a related party. Total payments made during the years ended December 31, 2024, and 2023 under this arrangement were $10,015 and $1,406, respectively.

Material Terms:

Name of Entity: Pamela Pritchard

Relationship to Company: Family member

Nature / amount of interest in the transaction: The Company entered into a contracted service agreement for recruiting services with an immediate family member of Nicholas Nawratil, COO, and therefore a related party. Total expenses incurred under this arrangement for the years ended December 31, 2024, and 2023 were $44,423 and $35,961, respectively.

Material Terms:

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 304,321 of Common Stock.

Common Stock

The amount of security authorized is 10,366,856 with a total of 9,131,742 outstanding.

Voting Rights

One vote per share, please see below that the voting rights of securities sold in this offering contain a voting proxy.

Material Rights

Stock Options

The total amount outstanding does not include 500,000 of shares to be issued pursant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. In the United States the use of our UAS for their intended use is regulated by the FAA, EPA, and possibly other regulatory bodies on the Federal, State, and Local levels depending on the operation. U.S. regulations that pertain to UAS, including crop-spraying UAS, are prone to change. We inform all of our clients of the existence and necessity of these regulations; ultimately the customers are responsible for ensuring that their use of our products is in accordance with all applicable laws and regulations. The use of our UAS products, and UAS in general, may become more or less regulated in the future; it is difficult to predict what the regulatory agencies will decide to do. The existence of the current regulations, or future regulations, may pose a barrier to the expansion of our sales within the United States. This barrier to the expansion of our sales may cause the value of your investment to decline. Use and sale of our products outside of the United States may be affected by various laws and regulations. These include import/export laws and regulations. Most countries have their own equivalents to the FAA and EPA that may impose laws and regulations on the use and sale of our products within their country. Navigating these regulations in order to conduct business outside of the U.S. may cause Hylio to incur additional expenses that affect its income and/or profitability. These financial factors may cause your investment to lose value. Additionally, Hyio is required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2025.

Hylio, Inc.

By   /s/ _Arthur Erickson_

     Name: Hylio, Inc.

     Title: CEO & Director

Exhibit A

FINANCIAL STATEMENTS

HYLIO INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024
AND
DECEMBER 31, 2023

Page

FINANCIAL STATEMENTS:



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hylio, Inc.
Richmond, Texas

Opinion

We have audited the financial statements of Hylio, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2024, and 2023 and the related statements of operations, changes in stockholders' equity, and cash flows (collectively, the "financial statements") for the period ending December 31, 2024, and 2023 and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023 and the result of its operations and its cash flows for the period ending December 31, 2024, and 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 17, 2025
Los Angeles, California

HYLIO INC.
BALANCE SHEETS

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,499,710	$	733,583
Accounts Receivable		1,575,708		-
Inventory		3,145,610		3,400,204
Prepaids and Other Current Assets		22,908		46,207
Total Current Assets		**6,243,936**		**4,179,994**
Property and Equipment, net		402,527		81,686
Intangible Assets, net		1,811,017		1,023,819
Loans Granted, related party		215,036		265,035
Righ of use assets, net		56,574		146,429
Deferred Tax Asset		84,181		-
Total Assets	$	**8,813,271**	$	**5,696,963**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable and accrued liabilities	$	822,429	$	622,689
Accounts Payable, Related Party		150,000		-
Deferred Revenue		2,831,591		2,197,276
Credit Cards		167,523		125,998
Short Term Loans		1,499,672		305,094
Line of Credit, current portion		162,259		162,129
Lease liability, current portion		58,241		85,855
Other Current Liabilities		22,875		14,435
Total Current Liabilities		**5,714,590**		**3,513,476**
Line of Credit		1,772,706		689,978
Shareholder Loan		76,513		76,513
Lease liability		-		62,241
Total Liabilities		**7,563,809**		**4,342,208**
STOCKHOLDERS EQUITY				
Common Stock		853		951
Additional Paid in Capital		1,200,060		1,389,677
Equity Issuance Costs		(125,655)		(91,776)
Retained Earnings		174,204		55,903
Total Stockholders' Equity		**1,249,462**		**1,354,755**
Total Liabilities and Stockholders' Equity	$	**8,813,271**	$	**5,696,963**

See accompanying notes to financial statements.

HYLIO INC.

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	11,224,957	$	8,293,164
Cost of Goods Sold		5,712,445		4,640,359
Gross profit		**5,512,512**		**3,652,805**
Operating expenses				
General and Administrative		4,661,826		3,023,213
Sales and Marketing		495,799		321,810
Total operating expenses		**5,157,625**		**3,345,023**
Net Operating Income		**354,887**		**307,782**
Interest Expense		(168,728)		(38,981)
Other Income/(Loss)		(49,954)		16,676
Income before provision for income taxes		**136,205**		**285,477**
Benefit/(Provision) for income taxes		(17,904)		-
Net Income	$	**118,301**	$	**285,477**
Earnings Per Share Basic	$	0.01	$	0.03
Earnings Per Share Diluted	$	0.01	$	0.03

See accompanying notes to financial statements.

HYLIO INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| (in , $US) | Common Stock | | Additional Paid In | Equity Issuance | Retained | Total Shareholder |
	Shares	Amount	Capital	Costs	earnings	Equity
Balance—December 31, 2022	**9,808,125**	**$ 981**	**$ 1,839,847**	**$ (91,776)**	**$ (229,574)**	**$ 1,519,478**
Shares repurchased	(300,000)	(30)	(450,170)	-	-	(450,200)
Adjutments related to prior year	-	-	-	-	-	-
Net income	-	-	-	-	285,477	285,477
Balance—December 31, 2023	**9,508,125**	**$ 951**	**$ 1,389,677**	**$ (91,776)**	**$ 55,903**	**$ 1,354,755**
Shares repurchased	(1,094,949)	(109)	(1,642,505)	-	-	(1,642,614)
Issuance of common stock	113,926	11	1,452,888	(33,879)	-	1,419,021
Net income	-	-	-	-	118,301	118,301
Balance—December 31, 2024	**8,527,102**	**$ 853**	**$ 1,200,060**	**$ (125,655)**	**$ 174,204**	**$ 1,249,462**

See accompanying notes to financial statements.

HYLIO INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Profit before taxes	$	136,205	$	285,477
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation of Property		86,646		289,941
Amortization of Intangibles		323,721		157,969
Changes in operating assets and liabilities:				
Accounts Receivable		(1,575,708)		-
Inventory		254,594		(2,544,375)
Prepaids and Other Current Assets		23,299		557,891
Accounts payable and accrued liabilities		97,655		550,665
Accounts Payable, Related Party		150,000		
Deferred Revenue		634,315		1,086,218
Credit Cards		41,525		(6,555)
Other Current Liabilities		8,440		16,073
Net cash provided by operating activities		**180,692**		**393,303**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(407,487)		(346,540)
Purchases of Intangible assets		(1,110,919)		(663,958)
Net cash used in investing activities		**(1,518,406)**		**(1,010,498)**
CASH FLOW FROM FINANCING ACTIVITIES				
Common stock issued for cash net of offering costs		1,419,021		-
Payments for repurchased shares		(1,642,614)		(450,200)
Line of Credit, borrowings		2,277,436		779,925
Loans Granted, related party		49,999		40,002
Net cash provided by financing activities		**2,103,841**		**369,727**
Change in Cash		**766,127**		**(247,468)**
Cash—beginning of year		733,583		981,051
Cash—end of year	$	**1,499,710**	$	**733,583**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	(168,728)	$	(38,981)

See accompanying notes to financial statements.

HYLIO INC.

1. NATURE OF OPERATIONS

Hylio, Inc. was incorporated on January 08, 2015, in the state of Texas. The financial statements of Hylio Inc. (which may be referred to as the "Company", "we", "us", "our" or "Hylio") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Richmond, Texas.

Hylio designs, manufactures, and provides innovative UAS (unmanned aerial systems), that automate precision agriculture processes. Using Hylio's technology, farmers & operators can apply crop treatments directly to problem areas, allowing farmers to increase yields while lowering costs and environmental impact. Based in Texas, Hylio is proudly American-owned and operated. Hylio's mission is to feed more people, at lower costs, with US-made systems.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents exceeded FDIC-insured limits by $796,211 and $147,482, respectively.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are recorded at the original invoiced amount, less an allowance for expected credit loss, and are primarily due from customers. Effective January 1, 2023, the Company adopted ASC 326, *Financial Instruments - Credit Losses*, which requires the use of the CECL model to estimate expected credit losses over the life of the receivables. The CECL model is designed to reflect lifetime expected credit losses and is updated periodically based on changes in economic conditions.

The Company evaluates the allowance for doubtful accounts on a collective basis by grouping receivables with similar risk characteristics. This estimate is based on historical credit loss experience, adjusted for current conditions and reasonable forecasts of future economic conditions. The allowance is calculated by considering various factors, including aging of receivables, customer creditworthiness, past collection trends and future outlooking factors.

For the year ending December 31, 2024, the allowance for expected credit loss reflects the estimated losses expected over the receivables' contractual term. Management will adjust this allowance as necessary to reflect changes in circumstances that impact the collectability of outstanding receivables. As of December 31, 2024, and 2023, the expected credit loss is deemed to be immaterial.

Inventories

Inventories are valued at the lower of cost or net realizable value. Direct costs relating to raw materials and finished goods, which are determined using an average costing method, are considered part of inventories.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Buildings & Improvements	15 Years
Equipment	5-7 Years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level at which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors, including but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Software Development and R&D Costs

The Company capitalizes on software development and R&D costs once technological feasibility is established and determines that such costs are recoverable against future net sales. The company evaluates technological feasibility on a product-by-product basis. Once technological feasibility is established, costs are capitalized. Amounts related to development for which technological feasibility is not yet met are charged as incurred to the statement of operations.

Commencing upon product release, capitalized costs are amortized as period expense in statements of operations, based on the ratio of current gross sales to total projected gross sales.

Amortization is computed over the estimated useful lives of the related asset type. The estimated service lives for intangibles are as follows:

Category	Useful Life
Software	5 years
Research & Development	5 Years

Income Taxes

Hylio Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of

goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues primarily from the sale of its UAS (Unmanned Aerial Systems) products to a variety of customers, including government entities, large corporations, agribusinesses, individual farms, and distributors/resellers. Revenue is recognized when the goods are shipped to the customers and the Company satisfies its performance obligations stipulated under the contract with the customer, which satisfies the ASC-606 revenue recognition criteria.

Cost of Sales

Costs of goods sold include the cost of equipment sold, cost of direct labor, federal excise tax, freight and inwards delivery, cost of packaging and supplies, and any other directly attributable costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $495,799 and $321,810, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 17, 2025, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2022.

We adopted the standard effective January 1, 2023 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of right-of-use assets and lease liabilities on the balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including the lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease right-of-use assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over the lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2023

HYLIO INC.

The cumulative effects of the changes made as a result of the adoption of the accounting standard update on leases are disclosed in the footnotes below.

3. INVENTORY

As of December 31, 2024, and December 31, 2023, inventory consists of:

As of Year Ended December 31,	2024	2023
Raw Materials	3,145,610	3,400,204
Total Inventory	$ 3,145,610	$ 3,400,204

4. PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consist of:

As of Year Ended December 31,	2024	2023
Buildings & improvements	$ 407,700	$ 79,401
Furniture & Equipment	587,250	508,062
Trailers	60,655	60,655
Property and Equipment, at Cost	1,055,605	648,118
Accumulated depreciation	(653,078)	(566,432)
Property and Equipment, Net	$ 402,527	$ 81,686

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2024, and 2023 were in the amount of $86,646 and $289,941, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2024, and December 31, 2023, intangible asset consists of:

As of Year Ended December 31,	2024	2023
Software Development	1,369,425	998,047
Research & Development	1,400,135	660,595
Intangible assets, at cost	2,771,584	1,660,665
Accumulated amortization	(960,567)	(636,846)
Intangible assets, Net	1,811,017	1,023,819

Amortization expenses for the fiscal year ended December 31, 2024, and 2023, were in the amount of $323,721 and $157,969, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2024:

Period	Amortization Expense	
2025	$	323,721
2026		323,721
2027		323,721
2028		323,721
Thereafter		516,133
Total	$	1,811,017

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,366,856 common shares. During 2024, the Company repurchased 1,094,949 shares of Common Stock from existing shareholders for $1.50 per share. During 2024, the company issued 113,926 common shares, with $1,452,888 cash raised. As of December 31, 2024, and December 31, 2023, shares outstanding were 8,527,102 and 9,508,125, respectively.

7. EARNINGS PER SHARE

The following table shows the computation of basic and diluted earnings per share for 2024 and 2023:

As of Year Ended December 31,	2024	2023
Numerator:		
Net Income/Loss	$ 118,301	$ 285,477
Denominator:		
Weighted Average Basic Shares Outstanding	8,527,102	9,508,125
Effects of dilutive securities	-	-
Waighted Average Dilutive Securities	8,527,102	9,508,125
Basic Earning Per Share	$ 0.01	$ 0.03
Dilutive Earning Per Share	$ 0.01	$ 0.03

8. DEBT

Loans

During the year 2020, the Company entered into an EIDL loan agreement with the Small Business Association with an original loan amount of $113,300. The facility had an interest rate of 3.75% per annum and monthly repayment installments of principal and interest. The loan matures in May 2050, and the principal balance outstanding as of December 31, 2024, and 2023 was $53,848 and $112,058, respectively. The loan is secured against all present and future goods, equipment, inventory, financial instruments, accounts, deposit accounts, general intangibles, and proceeds thereof, encompassing both tangible and intangible assets of the Company.

During the year ended December 31, 2022, the Company entered into an unsecured Credit Agreement with Capital Farm Credit for a principal amount of $15,218. The facility had an interest rate of 8% per annum. The principal amount outstanding under this facility as of December 31, 2024, and 2023 was $0 and $15,218, respectively.

During August 2023, the Company entered into a 10-year unsecured commercial loan agreement with Stellar Bank with a total draw-down facility limit of $1,000,000. The facility carries an interest rate of 9.50% per annum. The maturity date is set for August 2034, and the principal balance outstanding under this facility as of December 31, 2023, was $798,260. The loan is secured against all present and future goods, equipment, inventory, financial instruments, accounts, deposit accounts, general intangibles, and proceeds thereof, encompassing both tangible and intangible assets of the Company.

During 2024, the Company entered into an unsecured loan agreement with Gulf Coast Economic Development District, Inc., amounting to $1,000,000. The effective interest rate under the agreement is 4%, and the maturity date is set for 2034.

Lines of Credit

During August 2023, the Company entered into a line of credit with Stellar Bank with a total limit of $500,000. The line of credit bears an interest of 9.10% and is secured. As of December 31, 2024, and 2023, the total drawdown under this facility was $305,094 and $250,000, respectively. The loan is secured against the inventory assets of the company.

Shareholder Loan

During the year 2016, the Company entered into a loan agreement with a shareholder and, therefore, a related party. The loan is unsecured and does not bear any interest. The maturity date is set for 2036, and the principal balance outstanding under the loan as of December 31, 2024, and 2023 is $76,513 and $76,513, respectively.

Details of the loans outstanding are as follows:

| | | | | | As of December 2024 | | | As of December 2023 | | |
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Gulf Coast Economic Development District	$ 1,000,000	4.00%	01/09/2024	01/02/2034	85,807	845,253	931,060	-	-	-
Stellar Bank - Line of Credit	500,000	9.10%	24/08/2023	26/08/2024	1,499,672	-	1,499,672	305,094	-	305,094
Stellar Bank - 10 YR Commercial	1,000,000	9.50%	10/10/2023	29/03/2034	69,600	884,074	953,674	155,277	642,983	798,260
SBA EIDL	113,300	3.75%	25/05/2020	25/05/2050	6,852	43,379	50,231	6,852	46,996	53,848
Shareholders loan	76,513	0.00%	2016	2036	-	76,513	76,513	-	76,513	76,513
Total					$ 1,661,931	$ 1,849,218	$ 3,511,149	$ 467,223	$ 766,491	$ 1,233,714

The summary of the future maturities is as follows:

As of December 31, 2024	2024
2025	$ 1,661,931
2026	162,129
2027	162,129
2028	162,129
2029	162,129
Thereafter	1,200,702
Total	$ 3,511,149

Leases

We have entered into lease agreements, mostly for certain business premises. Our lease has an original lease period expiring in 2025. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of December 31, 2024, as a result of the adoption of the accounting standard update on leases, were as follows:

	As of December 31, 2024
Assets	
Right of use asset, net	$ 56,574
Cash	-
Liabilities	
Current portion of lease obligation	56,574
Lease obligation	-
Equity	
Total	$ -

The aggregate minimum annual lease payments under operating leases in effect as of December 31, 2024, are as follows:

	As of December 31, 2024
2024	$ 56,574
2025	-
2026	-
2027	-
Thereafter	-
Total	$ 56,574

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

	2024	2023
Current		
Federal	$ 102,084	$ -
State	-	-
	$ 102,084	$ -
Deferred		
Federal	(84,181)	-
State	-	-
	(84,181)	-
Benefit/(Provision) for income taxes	$ 17,903	$ -

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of December 31,		2024		2023
Components of Deferred Taxes Asset				
Basis differences in property and equipment	$	84,531	$	84,531
Deferred Tax Asset		**84,531**		**84,531**
Components of Deferred Taxes Liability				
Operating Leases	$	(350)		-
Deferred Tax Liability		**(350)**		**-**
Net Deferred Tax Asset	$	**84,181**	$	**84,531**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had no federal cumulative net operating loss ("NOL") carryforwards, and the Company had no state net operating loss ("NOL") carryforwards. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

From July 2021, the company issued two promissory notes to one of its owners and officers, Nicholas Nawratil, in the aggregate amount of $ 355,035. The notes bear an interest rate of 2% per annum. The accrued interests, together with the entire principal, shall be due and payable on the tenth anniversary from notes issuance ('Maturity date'), ranging from 2021 through 2031. As of December 31, 2024, and December 31, 2023, the outstanding balance of this note is in the amounts of $215,036 and $265,035. As of December 31, 2024, and December 31, 2023, accrued interest on the notes is in the amount of $21,985 and $15,885, respectively.

The Company entered into a lease agreement for building and land with an immediate family member of Mike Oda, CFO, and therefore a related party. Rental payments made during the years ended December 31, 2024, and 2023 were $266,672 and $97,050, respectively.

The Company entered into a contracted service agreement for certain services with an immediate family member of Mike Oda, CFO, and therefore a related party. Total payments made during the years ended December 31, 2024, and 2023 under this arrangement were $10,015 and $1,406, respectively.

The Company entered into a contracted service agreement for recruiting services with an immediate family member of Nicholas Nawratil, COO, and therefore a related party. Total expenses incurred under this arrangement for the years ended December 31, 2024, and 2023 were $44,423 and $35,961, respectively.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through April 17, 2025, the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Arthur Erickson, Principal Executive Officer of Hylio, Inc., hereby certify that the financial statements of Hylio, Inc. included in this Report are true and complete in all material respects.

Arthur Erickson

CEO & Director